

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in $US)

GOLDCORP COMPLETES SALE OF CERRO BLANCO TO BLUESTONE

Vancouver, British Columbia, May 31, 2017 – GOLDCORP INC. (TSX: G, NYSE: GG) ("the Company") today announced it has completed the sale of its 100% interest in the Cerro Blanco gold-silver project, located in Guatemala, to Bluestone Resources Inc. (TSXV: BSR) ("Bluestone").

Pursuant to the terms of the transaction, Goldcorp received approximately $18 million in cash, a 1% Net Smelter Return royalty on production, the right to receive 3,099,160 common shares of Bluestone, representing 4.9% of Bluestone's issued and outstanding common shares and 258,805 common share purchase warrants. Goldcorp will receive an additional $15 million in cash within six months of commencement of "Commercial Production" at Cerro Blanco.

As part of the transaction Goldcorp has granted Bluestone a right of first refusal with respect to the purchase of certain assets and equipment at the Marlin mine, also located in Guatemala, and received a $2 million non-refundable deposit from Bluestone to be applied against future purchases.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates and the timing and amount of estimated future production. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, political or economic developments in Mexico, and higher prices for fuel, steel, power, labour and other consumables. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.



Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

For further information, please contact:

INVESTOR CONTACT	MEDIA CONTACT
Lynette Gould	Christine Marks
Director, Investor Relations	Director, Corporate Communications
(800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com
www.goldcorp.com	www.goldcorp.com